EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference into this Registration Statement on Form S-8 pertaining to the Worthington Industries, Inc. 2006 Equity Incentive Plan for Non-Employee Directors, of our reports dated August 11, 2006, with respect to the consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended May 31, 2006, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of May 31, 2006 and the effectiveness of internal control over financial reporting as of May 31, 2006, which reports appear in the May 31, 2006 Annual Report on Form 10-K of Worthington Industries, Inc.
/s/ KPMG LLP
Columbus, Ohio
September 27, 2006